Revo Ventures Inc.

Post Office 020, Lu Yuan District

Chang Chun, Ji Lin

China, 130062

Phone: 139-4303-4459

January 17, 2007

John D. Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Revo Ventures Inc.

Registration Statement on Form SB-2

Filed August 30, 2006

File No. 333-136981

Dear Mr. Reynolds:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Toro Ventures Inc. directly at the numbers provided above.

General

  Please find our filing revised to indicate that the securities will be offered an sold at a fix price and that the selling shareholder is acting as an underwriter for the registrant when reselling the securities.

  Please find our filing revised to take out all references to "shareholders".

    3.   Please find our disclosure revised to indicate that Mr. Chen will not offer any shares in the resale offering until all of the shares in the primary offering have been subscribed to.

Report of Independent Registered Public Accounting Firm

   4.    The Issuer has reviewed Article 2 of Regulation S-X which requires the audit report on the financial statements of an issuer that is not a foreign private issuer o be rendered ordinarily by an auditor licensed in the US. The issuer believes that they have properly followed the guidelines outlined in Article 2 of Regulation S-X for the following reasons:

            a) The Issuer's Canadian auditor is registered with the Public Company Accounting Oversight Board and is registered to do U.S. public company audits.

            b) The majority of the issuer's assets and operations are located outside the US.

            c)  The Issuer's management and accounting records are located in the same Canadian city as that of the Issuer's auditor, as the Issuer has engaged a Canadian bookkeeping firm to handle all of the Issuer's internal record keeping.

            d)  The majority of the audit work is conducted in the same Canadian city as that of the Issuer's auditor.

    5.     Please find the auditor's report revised as per the comment indicates.

Regards,

Jianbin Chen

President

Revo Ventures Inc.